Exhibit 12

The Manitowoc Company, Inc.

Statement of Computation of Ratio of Earnings to Fixed Charges

(in thousands, except ratio data)

For the Nine Months Ended
September 30,	For the Year Ended December 31,
2009	2008	2007	2006	2005	2004

Earnings from continuing operations before income taxes	$(699.9)	$79.2	$436.9	$233.8	$83.0	$30.6
Fixed charges	173.7	65.6	45.5	54.2	61.0	62.9
Total earnings available for fixed charges	$(526.2)	$144.8	$482.4	$288.0	$144.0	$93.5

Fixed charges:
Interest expense	$130.4	$51.6	$35.1	$44.9	$51.7	$52.9
Amortization of deferred financing costs (1)	31.9	2.5	1.1	1.4	2.1	3.1
Portion of rent deemed interest factor (2)	11.5	11.5	9.3	7.9	7.2	6.9
Total fixed charges	$173.7	$65.6	$45.5	$54.2	$61.0	$62.9

Ratio of earnings to fixed charges	-3.0	x	2.2	x	10.6	x	5.3	x	2.4	x	1.5	x

Notes for explanations:

(1) Amortization of deferred financing costs is included in interest expense in the company’s Consolidated Statement of Operations:

Interest expense per Consolidated Statements of Operations	$162.2	$54.1	$36.2	$46.3	$53.8	$56.0
Less amortization of deferred financing costs	31.9	2.5	1.1	1.4	2.1	3.1
Interest expense	$130.4	$51.6	$35.1	$44.9	$51.7	$52.9

(2) One third of all rent expense is deemed representative of the interest factor